

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

<u>VIA FACSIMILE AND U.S. MAIL</u>

May 10, 2010

Michael T. Adams
Chief Financial Officer
Lapolla Industries, Inc.
15402 Vantage Parkway East, Suite 322
Houston, Texas 77032

      RE: **Lapolla Industries, Inc.**
             Form 10-K for the Year Ended December 31, 2009
             Form 10-K for the Year Ended December 31, 2008
             Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009
             and September 30, 2009
             File No. 1-31354

Dear Mr. Adams:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                Sincerely,

                Rufus Decker
                Accounting Branch Chief